
                                                         Exhibit 12.2


          UAL Corporation and Subsidiary Companies

      Computation of Ratio of Earnings to Fixed Charges

          and Preferred Stock Dividend Requirements


                                     Year Ended December 31
                              1996    1995    1994    1993    1992
                                         (In Millions)
Earnings:
Earnings (loss) before
  income taxes and
  extraordinary items       $  970  $  621  $  171  $  (47) $ (656)
Undistributed earnings
  of affiliate                 (49)    (38)    (19)      -     (27)
Fixed charges and preferred
  stock dividend requirements,
  from below                 1,209   1,326   1,184   1,159   1,001
Interest capitalized           (77)    (42)    (41)    (51)    (92)
                             -----   -----   -----   -----   -----
  Earnings                  $2,053  $1,867  $1,295  $1,061  $  226
                             =====   =====   =====   =====   =====

Fixed charges:

Interest expense            $  295  $  399  $  372  $  358  $  329
Interest expense on
  affiliate's guaranteed
  debt                           -       -       -       5       -
Preferred stock dividend
  requirements                  97      87     132      50       -
Portion of rental expense
  representative of the
  interest factor              817     840     680     746     672
                             -----   -----   -----   -----   -----
  Fixed charges             $1,209  $1,326  $1,184  $1,159  $1,001
                             =====   =====   =====   =====   =====

Ratio of earnings to
  fixed charges               1.70    1.41    1.09     (a)     (a)
                             =====   =====   =====   =====   =====

_____________
(a)  Earnings were inadequate to cover fixed charges by $98 million in 1993 and $775 million in 1992.

